Exhibit 99.2

NUTRIEN LTD.

LETTER OF TRANSMITTAL AND CONSENT

Offers to Exchange

All Outstanding Notes or Debentures of Each of the Series Issued By

Potash Corporation of Saskatchewan Inc. and Agrium Inc. as Specified Below For

The Corresponding Series of Notes

Issued by Nutrien Ltd.

And Solicitation of Consents to Amend the Related Indentures

Early Tender Time: 5:00 p.m., New York City time, March 23, 2018, unless extended

Expiration Time: 12:00 midnight (the last minute of the day), New York City time, April 6, 2018, unless extended

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged (collectively, the ‘‘PotashCorp Notes”)	Issued under PotashCorp Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the ‘‘New Nutrien Notes”)
$500,000,000	6.500% Senior Notes due 2019	February 27, 2003	73755LAF4	6.500% Senior Notes due 2019
$500,000,000	4.875% Senior Notes due 2020	February 27, 2003	73755LAH0	4.875% Senior Notes due 2020
$750,000,000	3.625% Senior Notes due 2024	February 27, 2003	73755LAL1	3.625% Senior Notes due 2024
$500,000,000	3.000% Senior Notes due 2025	February 27, 2003	73755LAM9	3.000% Senior Notes due 2025
$500,000,000	4.000% Senior Notes due 2026	February 27, 2003	73755LAN7	4.000% Senior Notes due 2026
$500,000,000	5.875% Senior Notes due 2036	February 27, 2003	73755LAD9	5.875% Senior Notes due 2036
$500,000,000	5.625% Senior Notes due 2040	February 27, 2003	73755LAK3	5.625% Senior Notes due 2040

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged (collectively, the ‘‘Agrium Notes”)	Issued under Agrium Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the ‘‘New Nutrien Notes”)
$500,000,000	6.750% Debentures due 2019	May 16, 2006	008916AH1	6.750% Senior Notes due 2019
$500,000,000	3.150% Debentures due 2022	May 16, 2006	008916AK4	3.150% Senior Notes due 2022
$500,000,000	3.500% Debentures due 2023	May 16, 2006	008916AL2	3.500% Senior Notes due 2023
$550,000,000	3.375% Debentures due 2025	May 16, 2006	008916AP3	3.375% Senior Notes due 2025
$125,000,000	7.800% Debentures due 2027	January 31, 1997	008916AC2	7.800% Senior Notes due 2027
$450,000,000	4.125% Debentures due 2035	May 16, 2006	008916AQ1	4.125% Senior Notes due 2035
$300,000,000	7.125% Debentures due 2036	May 16, 2006	008916AG3	7.125% Senior Notes due 2036

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged (collectively, the ‘‘Agrium Notes”)	Issued under Agrium Indenture dated	CUSIP No.	Series of Notes to be Issued by Nutrien (collectively, the ‘‘New Nutrien Notes”)
$500,000,000	6.125% Debentures due 2041	May 16, 2006	008916AJ7	6.125% Senior Notes due 2041
$500,000,000	4.900% Debentures due 2043	May 16, 2006	008916AM0	4.900% Senior Notes due 2043
$500,000,000	5.250% Debentures due 2045	May 16, 2006	008916AN8	5.250% Senior Notes due 2045

THE EXCHANGE OFFERS WILL EXPIRE AT 12:00 MIDNIGHT (THE LAST MINUTE OF THE DAY), NEW YORK CITY TIME, ON APRIL 6, 2018, UNLESS EXTENDED (AS EXTENDED, THE “EXPIRATION TIME”). POTASHCORP NOTES AND/OR AGRIUM NOTES TENDERED IN THE EXCHANGE OFFERS MAY BE VALIDLY WITHDRAWN AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME, ON MARCH 23, 2018, UNLESS EXTENDED (AS EXTENDED, THE “WITHDRAWAL DEADLINE”), BUT THEREAFTER SUCH TENDERS WILL BE IRREVOCABLE, EXCEPT IN LIMITED CIRCUMSTANCES WHERE ADDITIONAL WITHDRAWAL RIGHTS ARE REQUIRED BY LAW. BY TENDERING YOUR POTASHCORP NOTES AND/OR AGRIUM NOTES FOR EXCHANGE, YOU WILL BE DEEMED TO HAVE VALIDLY DELIVERED YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THAT SPECIFIC SERIES OF POTASHCORP NOTES AND/OR CLASS OF AGRIUM NOTES. CONSENTS MAY BE REVOKED WITH RESPECT TO SUCH POTASHCORP NOTES AND/OR AGRIUM NOTES AT ANY TIME PRIOR TO THE WITHDRAWAL DEADLINE BY WITHDRAWING THE POTASHCORP NOTES AND/OR AGRIUM NOTES YOU HAVE TENDERED. THE EXCHANGE OFFERS ARE SUBJECT TO, AND CONDITIONED UPON, THE SATISFACTION OR WAIVER OF THE CONDITIONS DISCUSSED IN THE PROSPECTUS SUPPLEMENT UNDER “THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS—CONDITIONS TO THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS.”

Deliver to the Exchange Agent:

D.F. KING & CO., INC.

By Facsimile (Eligible Institutions Only): D.F. King & Co., Inc. Attention: Andrew Beck Confirmation by Telephone: (212) 269-5552 Confirmation by Facsimile: (212) 709-3328	By Mail or Hand: 48 Wall Street, 22nd Floor New York, NY 10005 Attention: Andrew Beck

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL AND CONSENT SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL AND CONSENT IS COMPLETED.

The undersigned hereby acknowledges receipt of the prospectus supplement dated March 12, 2018 (together with the accompanying prospectus, the “Prospectus”) of Nutrien Ltd., as issuer (“Nutrien”), and this Letter of Transmittal and Consent (this “Letter of Transmittal”), which together describe (a) the offers of Nutrien (each, an “exchange offer” and collectively, the “exchange offers”) to exchange each properly tendered and accepted note of Potash Corporation of Saskatchewan Inc. (each, a “PotashCorp Note” and collectively, the “PotashCorp Notes”) and debenture of Agrium Inc. (each, an “Agrium Note” and collectively, the “Agrium

Notes”) of a series listed on the cover page of this Letter of Transmittal issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) or Agrium Inc. (“Agrium”), as applicable, for a new note (each, a “Nutrien Note” and collectively, the “Nutrien Notes”) of a corresponding series to be issued by Nutrien and (b) the solicitation of consents (each, a “consent solicitation” and collectively, the “consent solicitations”) to amend the indentures governing each series of the PotashCorp Notes and the Agrium Notes, in the case of each of (a) and (b) above, upon the terms and subject to the conditions described in the Prospectus and in this Letter of Transmittal. Capitalized terms used herein and not defined herein have the meaning given to them in the Prospectus.

In exchange for each $1,000 principal amount of PotashCorp Notes and/or Agrium Notes that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, unless extended (as extended, the “Early Tender Time”), and not validly withdrawn, holders will receive the total exchange consideration (the “Total Consideration”), which consists of $1,000 principal amount of Nutrien Notes and a cash amount of $1 (the “Consent Fee”). The Total Consideration includes the early participation premium set out in the table on the cover of the Prospectus (the “Early Participation Premium”), which consists of $50 principal amount of Nutrien Notes.

In exchange for each $1,000 principal amount of PotashCorp Notes and/or Agrium Notes that is validly tendered after the Early Tender Time but prior to the Expiration Time and not validly withdrawn, holders will receive only the exchange consideration set out in the table on the cover of the Prospectus (the “Exchange Consideration”), which is equal to the Total Consideration less the Early Participation Premium and so consists of $950 principal amount of Nutrien Notes and the Consent Fee.

The Nutrien Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, other than as described below. In order to be eligible to receive Nutrien Notes pursuant to any particular exchange offer, a holder must validly offer for exchange an amount of the applicable PotashCorp Notes or Agrium Notes at least equal to such minimum denomination. If, with respect to any tender of PotashCorp Notes or Agrium Notes of a particular series, Nutrien would be required to issue a Nutrien Note in a denomination other than $1,000 or an integral multiple of $1,000 in excess thereof, Nutrien will, in lieu of such issuance:

•	issue a Nutrien Note in a principal amount that has been rounded down to the nearest lesser integral multiple of $1,000; and

•	pay a cash amount equal to:

•	the difference between (i) the principal amount of the Nutrien Notes to which the tendering holder would otherwise be entitled and (ii) the principal amount of the Nutrien Notes actually issued in accordance with this paragraph; plus

•	accrued and unpaid interest on the principal amount representing such difference to, but excluding the issuance date of the Nutrien Notes on the Settlement Date (as defined herein). However, you will not receive any payment for interest on this cash amount or any accrued or unpaid interest by reason of any delay on the part of the Exchange Agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by The Depository Trust Company (“DTC”) to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners. In no event will Nutrien be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

Nutrien plans to issue the Nutrien Notes on or about the second business day following the Expiration Time (the “Settlement Date”) in book-entry form only through the facilities of DTC. The PotashCorp Notes and Agrium Notes are not, and the Nutrien Notes will not be, listed on any securities exchange.

The PotashCorp Notes will participate in the consent solicitations on a series by series basis. The Proposed Amendments (as defined in the Prospectus) with respect to the Indenture, dated as of February 27, 2003 (as amended, supplemented or otherwise modified, the “PotashCorp Indenture”), between PotashCorp and U.S. Bank National Association, as successor trustee (the “PotashCorp Trustee”), will not be adopted in respect of a particular series of PotashCorp Notes unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding PotashCorp Notes of that series are obtained.

The Agrium Notes governed by the respective Agrium Indentures (as defined below) will participate in the consent solicitations on a class by class basis. The Agrium Notes governed by the Indenture, dated as of January 31, 1997 (as amended, supplemented or otherwise modified, the “1997 Agrium Indenture”), between Agrium and The Bank of New York Mellon, as successor trustee (the “1997 Agrium Trustee”), are referred to herein and in the Prospectus as the “Class A Agrium Notes.” The Agrium Notes governed by the Indenture, dated as of May 16, 2006 (as amended, supplemented or otherwise modified, the “2006 Agrium Indenture” and, together with the 1997 Agrium Indenture, the “Agrium Indentures”; such Agrium Indentures, together with the PotashCorp Indenture, the “Indentures”), between Agrium and The Bank of New York Mellon, as successor trustee (the “2006 Agrium Trustee” and, together with the 1997 Agrium Trustee, the “Agrium Trustees”), are referred to herein and in the Prospectus as the “Class B Agrium Notes.” The Proposed Amendments to the 1997 Agrium Indenture with respect to the Class A Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes are obtained. The Proposed Amendments to the 2006 Agrium Indenture with respect to the Class B Agrium Notes will not be adopted unless the consents of holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes are obtained.

The consummation of each exchange offer, with respect to each individual series of PotashCorp Notes and Agrium Notes, is subject to, and conditional upon, among other things, in the case of the exchange offers for each series of PotashCorp Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding notes of such series of PotashCorp Notes, in the case of the exchange offers for each series of Class A Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class A Agrium Notes, voting as a class, and, in the case of the exchange offers for each series of Class B Agrium Notes, the receipt of valid consents to the applicable Proposed Amendments from the holders of not less than a majority of the aggregate principal amount of the outstanding Class B Agrium Notes, voting as a class, (in each case, the “Requisite Consents”). Each exchange offer with respect to a particular series of PotashCorp Notes requires the Requisite Consent for the notes of that particular series. Each exchange offer with respect to a particular series of Agrium Notes requires the Requisite Consent of the class to which that series belongs. An exchange offer with respect to a given series of PotashCorp Notes or class of Agrium Notes may be consummated regardless of whether the Requisite Consent is received for any other series of PotashCorp Notes or class of Agrium Notes. Other conditions applicable to the exchange offers are described in the Prospectus under the heading “The Exchange Offers and Consent Solicitations—Conditions to the Exchange Offers and Consent Solicitations.” Nutrien may, at its option and in its sole discretion, waive any such conditions, except the condition that the registration statement of which the Prospectus forms a part remains effective under the United States Securities Act of 1933, as amended. All conditions to a particular exchange offer must be satisfied or, where permitted, waived, at or by the Expiration Time.

This Letter of Transmittal is to be used to accept one or more of the exchange offers if the applicable PotashCorp Notes or Agrium Notes are (i) to be tendered by effecting a book-entry transfer into the Exchange Agent’s account at DTC and instructions are not being transmitted through DTC’s Automated Tender Offer Program (“ATOP”) or (ii) held in certificated form and thus are to be physically delivered to the Exchange Agent. Unless you intend to tender PotashCorp Notes and/or Agrium Notes through ATOP, you should complete, execute and deliver this Letter of Transmittal, any signature guarantees and any other required documents to indicate the action you desire to take with respect to the exchange offers.

Holders of PotashCorp Notes and/or Agrium Notes tendering such notes by book-entry transfer to the Exchange Agent’s account at DTC may execute the tender through ATOP, and in that case need not complete, execute and deliver this Letter of Transmittal. DTC participants accepting the applicable exchange offer may transmit their acceptance to DTC, which will verify the acceptance and execute a book-entry delivery to the Exchange Agent’s account at DTC. DTC will then send an “agent’s message” (as described in the Prospectus under “The Exchange Offers and Consent Solicitations—Procedures for Consenting and Tendering”) to the Exchange Agent for its acceptance. Delivery of the agent’s message by DTC will satisfy the terms of the exchange offers as to execution and delivery of a letter of transmittal by the DTC participant identified in the agent’s message. No guaranteed delivery procedures are being offered in connection with the exchange offers and consent solicitations. Holders of PotashCorp Notes and/or Agrium Notes must validly tender such notes and deliver consents by the Expiration Time in order to participate in the exchange offers.

Currently, all of the PotashCorp Notes and Agrium Notes are held in book-entry form and can only be tendered through the applicable procedures of DTC. However, if any PotashCorp Notes and/or Agrium Notes are subsequently issued in certificated form, registered holders of those PotashCorp Notes and/or Agrium Notes must complete, execute and deliver this Letter of Transmittal, any signature guarantees and other required documents, as well as the certificate representing those PotashCorp Notes and/or Agrium Notes that the holder wishes to tender in the applicable exchange offer. Delivery is not complete until the required items are actually received by the Exchange Agent.

By tendering PotashCorp Notes and/or Agrium Notes for exchange, holders will be deemed to have validly delivered their consents to the Proposed Amendments with respect to that specific series of PotashCorp Notes or class of Agrium Notes. The completion, execution and delivery of this Letter of Transmittal (or the delivery by DTC of an agent’s message in lieu thereof) constitutes the delivery of an automatic consent to the Proposed Amendments with respect to the PotashCorp Notes and/or Agrium Notes tendered.

Subject to the terms and conditions of the exchange offers and the consent solicitations and applicable law, Nutrien will issue and deposit with the Exchange Agent for payment on the Settlement Date, or as soon as practical thereafter (in each case, as more fully described in the Prospectus):

•	the Nutrien Notes (in book-entry form); and

•	the cash consideration.

Assuming the conditions to the exchange offers are satisfied or waived, Nutrien will issue new Nutrien Notes in book-entry form and pay the cash consideration on the Settlement Date.

The Exchange Agent will act as agent for the tendering holders for the purpose of receiving any cash payments from Nutrien. DTC will receive the Nutrien Notes from the Exchange Agent and deliver Nutrien Notes (in book-entry form) to or at the direction of those holders. DTC will make such deliveries on the same day it receives Nutrien Notes with respect to PotashCorp Notes and/or Agrium Notes accepted for exchange, or as soon thereafter as practicable.

The term “holder” with respect to the exchange offers and the consent solicitations means any person in whose name PotashCorp Notes or Agrium Notes are registered on the books of PotashCorp or Agrium, or any other person who has obtained a properly completed bond power from the registered holder. The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the exchange offers and the consent solicitations. Holders who wish to tender their PotashCorp Notes and/or Agrium Notes using this Letter of Transmittal must complete it in its entirety.

PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL AND THE PROSPECTUS CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

THE INSTRUCTIONS INCLUDED IN THIS LETTER OF TRANSMITTAL MUST BE FOLLOWED. QUESTIONS AND REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THE PROSPECTUS AND THIS LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE INFORMATION AGENT OR EXCHANGE AGENT.

To effect a valid tender of PotashCorp Notes and/or Agrium Notes through the completion, execution and delivery of this Letter of Transmittal, the undersigned must complete the table entitled “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given” below and sign this Letter of Transmittal where indicated.

The Nutrien Notes will be delivered only in book-entry form through DTC and only to the DTC account of the undersigned or the undersigned’s custodian as specified in the table below, and the payment of the cash consideration will be made by check to the undersigned (unless specified otherwise in the “Special Issuance and Payment Instructions” or “Special Delivery Instructions” below) in immediately available funds. Failure to provide the information necessary to effect delivery of Nutrien Notes and payment of cash consideration will render a tender defective and Nutrien will have the right, which it may waive, to reject such tender.

List in the table below the PotashCorp Notes and/or the Agrium Notes to which this Letter of Transmittal relates. If the space below is inadequate, list the registered numbers and principal amounts on a separate signed schedule and affix the list to this Letter of Transmittal.

DESCRIPTION OF POTASHCORP NOTES AND/OR AGRIUM NOTES TENDERED AND IN RESPECT OF WHICH A CONSENT IS GIVEN

NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) EXACTLY AS NAMES APPEAR(S) ON POTASHCORP NOTES (INCLUDING CERTIFICATE NUMBER*)	TENDERED POTASHCORP NOTE(S)	TITLE OF SERIES	TOTAL PRINCIPAL HELD	PRINCIPAL AMOUNT TENDERED**

NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) EXACTLY AS NAME(S) APPEAR(S) ON AGRIUM NOTES (INCLUDING CERTIFICATE NUMBER*)	TENDERED AGRIUM NOTE(S)	TITLE OF SERIES	TOTAL PRINCIPAL HELD	PRINCIPAL AMOUNT TENDERED**

*	The certificate number need not be provided by book-entry holders.

**

Unless otherwise indicated, any tendering holder of PotashCorp Notes and/or Agrium Notes will be deemed to have tendered the entire aggregate principal amount represented by such PotashCorp Notes and/or Agrium Notes. The Nutrien Notes will be issued only in denominations of $1,000 and integral multiples of $1,000 in excess thereof; if Nutrien would otherwise be required to issue a Nutrien Note in a denomination other than $1,000 or an integral multiple of $1,000, Nutrien will, in lieu of such issuance, issue a Nutrien Note in a principal amount rounded down to the nearest lesser integral multiple of $1,000 and pay a cash amount equal to the remaining portion of the exchange price of the PotashCorp Note and/or Agrium Note tendered in exchange therefor, plus accrued and unpaid interest on such portion to, but excluding, the Settlement Date.

☐	CHECK HERE IF TENDERED POTASHCORP NOTES AND/OR AGRIUM NOTES HELD IN CERTIFICATED FORM ARE ENCLOSED HEREWITH.

☐	CHECK HERE IF TENDERED POTASHCORP NOTES AND/OR AGRIUM NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO THE ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH DTC AND COMPLETE THE FOLLOWING (FOR USE BY ELIGIBLE INSTITUTIONS ONLY):

Name of Tendering Institution:

Account Number:

Transaction Code Number:

By crediting the PotashCorp Notes and/or Agrium Notes to the Exchange Agent’s account at DTC using ATOP and by complying with applicable ATOP procedures with respect to the exchange offers, including, if applicable, transmitting to the Exchange Agent an agent’s message in which the holder of the PotashCorp Notes and/or Agrium Notes acknowledges and agrees to be bound by the terms of, and makes the representations and warranties contained in, this Letter of Transmittal, the participant in DTC confirms on behalf of itself and the beneficial owners of such PotashCorp Notes and/or Agrium Notes all provisions of this Letter of Transmittal (including all representations and warranties) applicable to it and such beneficial owner as fully as if it had completed the information required herein and executed and transmitted this Letter of Transmittal to the Exchange Agent.

SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentleman:

The undersigned hereby (a) tenders to Nutrien, upon the terms and subject to the conditions set forth in the Prospectus and in this Letter of Transmittal (collectively, the “Terms and Conditions”), receipt of which is hereby acknowledged, the principal amount or amounts of each series of PotashCorp Notes and/or Agrium Notes indicated in the table above entitled “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given” (or, if nothing is indicated therein, with respect to the entire aggregate principal amount represented by the series of PotashCorp Notes and/or Agrium Notes indicated in such table) and (b) consents, with respect to such principal amount or amounts, to the Proposed Amendments described in the Prospectus to the relevant Indenture and to the execution of a supplemental indenture to each relevant Indenture (each, a “Supplemental Indenture”) effecting such Proposed Amendments.

The undersigned understands that the tender and consent made hereby will remain in full force and effect unless and until such tender and consent are withdrawn and revoked in accordance with the procedures set forth in the Prospectus. The undersigned understands that the consent may not be revoked, and tendered PotashCorp Notes and/or Agrium Notes may not be withdrawn after the Withdrawal Deadline, 5:00 p.m., New York City time, on March 23, 2018, unless extended, and thereafter such tenders and consents will be irrevocable, except in certain circumstances where additional withdrawal rights are required by law.

If the undersigned is not the registered holder of the PotashCorp Notes and/or Agrium Notes indicated in the table above entitled “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given” or such holder’s legal representative or attorney-in-fact (or, in the case of PotashCorp Notes and/or Agrium Notes held through DTC, the DTC participant for whose account such PotashCorp Notes and/or Agrium Notes are held), then the undersigned has obtained a properly completed irrevocable proxy that authorizes the undersigned (or the undersigned’s legal representative or attorney-in-fact) to deliver a consent in respect of such PotashCorp Notes and/or Agrium Notes on behalf of the holder thereof, and such proxy is being delivered with this Letter of Transmittal.

The consummation of each of the exchange offers is subject to, and conditional upon, among other things, the receipt of Requisite Consents to the amendments to the Indentures governing the PotashCorp Notes and/or the Agrium Notes (as further described in the Terms and Conditions).

The undersigned understands that, upon and subject to the Term and Conditions, PotashCorp Notes and/or Agrium Notes of any series properly tendered and accepted and not validly withdrawn will be exchanged for Nutrien Notes of the corresponding series. The undersigned understands that, under certain circumstances, Nutrien may not be required to accept any of the PotashCorp Notes and/or Agrium Notes tendered (including any such PotashCorp Notes and/or Agrium Notes tendered after the Expiration Time). If any tendered PotashCorp Notes and/or Agrium Notes are not accepted for exchange for any reason set out in the Terms and Conditions or are validly withdrawn prior to the Withdrawal Deadline, such unaccepted or withdrawn PotashCorp Notes and/or Agrium Notes will be returned without expense to the undersigned’s account at DTC or such other account as designated herein pursuant to the book-entry transfer procedures described in the Prospectus promptly after such withdrawal or the expiration or termination of the applicable exchange offer.

Subject to and effective upon the acceptance for exchange and issuance of Nutrien Notes and the payment of the cash consideration, in exchange for PotashCorp Notes and/or Agrium Notes tendered upon and subject to the Terms and Conditions, the undersigned hereby:

1)	irrevocably sells, assigns and transfers to or upon the order of Nutrien all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of the undersigned’s status as a holder of such PotashCorp Notes and/or Agrium Notes tendered hereby;

2)	waives any and all rights with respect to such PotashCorp Notes and/or Agrium Notes (including any existing or past defaults and their consequences in respect of such PotashCorp Notes and/or Agrium Notes);

3)	releases and discharges (i) in respect of the PotashCorp Notes, Nutrien, PotashCorp and the PotashCorp Trustee, and (ii) in respect of the Agrium Notes, Nutrien, Agrium, and the Agrium Trustees, from any and all claims such holder may have, now or in the future, arising out of or related to the PotashCorp Notes and/or Agrium Notes, respectively, including any claims that such tendering holder is entitled to receive additional principal or interest payments with respect to the PotashCorp Notes and/or Agrium Notes (other than as expressly provided in the Prospectus and in this Letter of Transmittal) or to participate in any redemption or defeasance of the PotashCorp Notes and/or Agrium Notes;

4)	represents and warrants that such PotashCorp Notes and/or Agrium Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind; and

5)	consents to the Proposed Amendments described in the Prospectus under “The Proposed Amendments” with respect to the series of PotashCorp Notes and/or Agrium Notes tendered and authorizes the PotashCorp Trustee or the applicable Agrium Trustee, as applicable, to execute supplemental indentures giving effect to the Proposed Amendment.

The undersigned understands that tenders of PotashCorp Notes and/or Agrium Notes pursuant to any of the procedures described in the Prospectus and in the instructions in this Letter of Transmittal, if and when accepted by Nutrien, will constitute a binding agreement between the undersigned and Nutrien and a consent to the Proposed Amendments upon the Terms and Conditions.

The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned with respect to the PotashCorp Notes and/or Agrium Notes tendered hereby (with full knowledge that the Exchange Agent also acts as the agent of Nutrien) with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

1)	deliver certificates representing the PotashCorp Notes and/or Agrium Notes, or transfer ownership of the PotashCorp Notes and/or Agrium Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon Nutrien’s order;

2)	present such PotashCorp Notes and/or Agrium Notes for transfer of ownership on the books of Nutrien;

3)	receive all benefits or otherwise exercise all rights of beneficial ownership of the PotashCorp Notes and/or Agrium Notes (except that the Exchange Agent will have no rights to or control over Nutrien’s funds, other than as agent for the tendering holders for the purpose of receiving applicable payments pursuant to the exchange offers, and the consent solicitations); and

4)	deliver to Nutrien and the PotashCorp Trustee and the Agrium Trustee evidence of the holders’ consent to the Proposed Amendments with respect to their tendered PotashCorp Notes and/or Agrium Notes and as certification that the Requisite Consents with respect to such issuance have been received.

The undersigned further acknowledges and agrees that under no circumstances will interest on the cash consideration or any accrued and unpaid interest on such portion, be paid by Nutrien, by reason of any delay on the part of the Exchange Agent in making delivery or payment to the holders entitled thereto or any delay in the allocation or crediting of securities or monies received by DTC to participants in DTC or in the allocation or crediting of securities or monies received by participants to beneficial owners and in no event will Nutrien be liable for interest or damages in relation to any delay or failure of payment to be remitted to any holder.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall not be affected by, and shall survive, the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

By execution hereof, the undersigned hereby represents that if it is located outside the United States, the exchange offers and consent solicitations and the undersigned’s acceptance of such exchange offers and consent solicitations do not contravene the applicable laws of where it is located and that its participation in the exchange offers and consent solicitations will not impose on Nutrien any requirement to make any deliveries, filings or registrations.

The undersigned hereby represents and warrants as follows:

1)	The undersigned (i) has full power and authority to tender the PotashCorp Notes and/or Agrium Notes tendered hereby and to sell, assign and transfer all right, title and interest in and to such PotashCorp Notes and/or Agrium Notes and (ii) either has full power and authority to consent to the Proposed Amendments to the applicable Indenture relating to such series of PotashCorp Notes and/or Agrium Notes or is delivering a duly executed consent (which is included in this Letter of Transmittal) from a person or entity having such power and authority.

2)	The PotashCorp Notes and/or Agrium Notes being tendered hereby were owned as of the date of tender, free and clear of any liens, restrictions, charges and encumbrances and not subject to any adverse claim or right, and upon acceptance of such PotashCorp Notes and/or Agrium Notes by Nutrien, Nutrien will acquire good, indefeasible and unencumbered title to such PotashCorp Notes and/or Agrium Notes, free and clear of all liens, restrictions, charges and encumbrances, and such PotashCorp Notes and/or Agrium Notes will be free from any interests, restrictions or adverse claim or right of any kind, when the same are accepted by Nutrien.

3)	The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or Nutrien to be necessary or desirable to complete the sale, assignment and transfer of the PotashCorp Notes and/or Agrium Notes tendered hereby, to perfect the undersigned’s consent to the Proposed Amendments or to complete the execution of the Supplemental Indenture with respect to each applicable series of PotashCorp Notes and Agrium Notes.

4)	The undersigned acknowledges that none of Nutrien, PotashCorp, Agrium, the Information Agent, the Exchange Agent, the Dealer Managers or any person acting on behalf of any of the foregoing has made any statement, representation, or warranty, express or implied, to it with respect to Nutrien, PotashCorp, Agrium or the offer, issuance, exchange or sale of any Nutrien Notes, other than the information included in the Prospectus (as it may be supplemented prior to the Expiration Time).

5)	Each holder and transferee of a Nutrien Note will be deemed to have represented and warranted that either (i) no portion of the assets used by it to acquire or hold the Nutrien Notes constitutes assets of any employee benefit plan or (ii) the acquisition and holding of the Nutrien Notes by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code of 1986, as amended, or a similar violation under any applicable other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions.

6)	The undersigned has received and reviewed the Prospectus and has reviewed the Terms and Conditions set forth in this Letter of Transmittal.

7)	The Terms and Conditions of the exchange offers and consent solicitations shall be deemed to be incorporated in, and form a part of, this Letter of Transmittal, which shall be read and construed accordingly.

8)	In evaluating the exchange offers and in making its decision whether to participate therein by submitting this Letter of Transmittal and tendering its PotashCorp Notes and/or Agrium Notes, the undersigned has made its own independent appraisal of the matters referred to in the Prospectus and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to the undersigned by PotashCorp, Agrium, Nutrien, the Exchange Agent, the Dealer Managers, the PotashCorp Trustee or the Agrium Trustees other than those contained in the Prospectus and this Letter of Transmittal.

9)	The undersigned understands that Nutrien, the Dealer Managers, the Exchange Agent and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that if any of the acknowledgements, representations and agreements made by it by its submission of this Letter of Transmittal are, at any time prior to the consummation of the exchange offers, no longer accurate, it shall promptly notify Nutrien and the Dealer Managers.

The undersigned understands that consents may be revoked and tenders of PotashCorp Notes and/or Agrium Notes may be withdrawn only at any time prior to the Withdrawal Deadline. The valid withdrawal of a tender of PotashCorp Notes and/or Agrium Notes prior to the Withdrawal Deadline will also constitute a valid revocation of the related consents to the Proposed Amendments with respect to the applicable series of PotashCorp Notes and/or class of Agrium Notes. A notice of withdrawal with respect to tendered PotashCorp Notes and/or Agrium Notes will be effective only if delivered to the Exchange Agent in accordance with the specific procedures set forth in the Prospectus.

If the Terms and Conditions are amended in a manner determined by Nutrien to constitute a material change adversely affecting any holder of the PotashCorp Notes and/or Agrium Notes, Nutrien will promptly disclose any such amendment in a manner reasonably calculated to inform holders of the PotashCorp Notes and/or Agrium Notes of such amendment, and will extend the relevant exchange offers and consent solicitations as well as extend the Withdrawal Deadline, or if the Withdrawal Deadline has passed, provide additional withdrawal rights, for a time period that we deem appropriate, depending upon the significance of the amendment and the manner of disclosure to the holders of the PotashCorp Notes and/or Agrium Notes, if the exchange offers and consent solicitations would otherwise expire during such time period.

Unless otherwise indicated under “Special Issuance and Payment Instructions,” the undersigned hereby requests that the Exchange Agent issue the check(s) for the cash consideration in respect of any PotashCorp Notes and/or Agrium Notes accepted for exchange in the name of the undersigned or the undersigned’s custodian as specified in the table entitled “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given,” and credit the DTC account specified therein for any book-entry transfers of PotashCorp Notes and/or Agrium Notes not accepted for exchange. If the “Special Issuance and Payment Instructions” are completed, the undersigned hereby requests that the Exchange Agent issue the check(s) for any cash exchange consideration in respect of any PotashCorp Notes and/or Agrium Notes accepted for exchange, and credit the DTC account specified for any book-entry transfers of PotashCorp Notes and/or Agrium Notes not accepted for exchange, in the name of the person or account indicated under “Special Issuance and Payment Instructions.”

Unless otherwise indicated under “Special Delivery Instructions,” the undersigned hereby requests that the Exchange Agent mail the check(s) for the cash consideration in respect of any PotashCorp Notes and/or Agrium Notes accepted for exchange to the undersigned at the address shown below the undersigned’s signature(s). If the “Special Delivery Instructions” are completed, the undersigned hereby requests that the Exchange Agent issue the check(s) for any cash exchange consideration in respect of any PotashCorp Notes and/

or Agrium Notes accepted for exchange in the name of the person at the address indicated under “Special Delivery Instructions.”

If both the “Special Issuance and Payment Instructions” and “Special Delivery Instructions” provisions are completed, the undersigned hereby requests that the Exchange Agent mail the check(s) for the cash consideration in respect of any PotashCorp Notes and/or Agrium Notes accepted for exchange, and credit the DTC account for any book-entry transfers of PotashCorp Notes and/or Agrium Notes not accepted for exchange, in the name(s) or account(s) of the person(s) and at the address indicated under “Special Issuance and Payment Instructions” and “Special Delivery Instructions.”

The undersigned recognizes that Nutrien has no obligations under the “Special Issuance and Payment Instructions” or the “Special Delivery Instructions” provisions of this Letter of Transmittal to effect the transfer of any PotashCorp Notes and/or Agrium Notes from the holder(s) thereof if Nutrien does not accept for exchange any of the principal amount of the PotashCorp Notes and/or Agrium Notes tendered pursuant to this Letter of Transmittal.

The acknowledgments, representations, warranties and agreements of a holder tendering PotashCorp Notes and/or Agrium Notes will be deemed to be repeated and reconfirmed on and as of each of the Expiration Time and Settlement Date.

SPECIAL ISSUANCE AND PAYMENT INSTRUCTIONS

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY (i) if certificates for PotashCorp Notes and/or Agrium Notes not accepted for exchange and/or payment of any cash amounts are to be issued in the name of someone other than the undersigned, or (ii) if PotashCorp Notes and/or Agrium Notes tendered by book-entry transfer that are not accepted for exchange are to be returned by credit to an account maintained at DTC other than the account indicated above.

Issue PotashCorp Notes and/or cash amounts to:

Name:

(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP OR POSTAL CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER) (Please also include a completed IRS Form W-9 or appropriate IRS Form W-8, as applicable)

☐ Credit unexchanged PotashCorp Notes delivered by book-entry transfer to DTC account number set forth below:

DTC account number:

Issue Agrium Notes and/or cash amounts to:

Name:

(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP OR POSTAL CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER) (Please also include a completed IRS Form W-9 or appropriate IRS Form W-8, as applicable)

☐ Credit unexchanged Agrium Notes delivered by book-entry transfer to DTC account number set forth below:

DTC account number:

SPECIAL DELIVERY INSTRUCTIONS

(SEE INSTRUCTIONS 2, 4 AND 5)

To be completed ONLY if certificates for PotashCorp Notes and/or Agrium Notes not accepted for exchange and/or payment of any cash amounts are to be mailed or delivered to someone other than the undersigned, or to the undersigned at an address other than that shown in “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given.”

Mail or deliver PotashCorp Notes and/or cash amounts to:

Name:

(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP OR POSTAL CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER) (Please also include a completed IRS Form W-9 or appropriate IRS Form W-8, as applicable)

Mail or deliver Agrium Notes and/or cash amounts to:

Name:

(PLEASE PRINT OR TYPE)

Address:

(INCLUDE ZIP OR POSTAL CODE)

(TAX IDENTIFICATION OR SOCIAL SECURITY NUMBER) (Please also include a completed IRS Form W-9 or appropriate IRS Form W-8, as applicable)

IMPORTANT: PLEASE SIGN HERE WHETHER OR NOT POTASHCORP NOTES AND/OR

AGRIUM NOTES ARE BEING PHYSICALLY TENDERED HEREBY

(PLEASE ALSO INCLUDE A COMPLETED IRS FORM W-9 OR APPROPRIATE IRS FORM W-8, AS APPLICABLE)

By completing, executing and delivering this Letter of Transmittal, the undersigned hereby tenders, and consents to the Proposed Amendments to the relevant PotashCorp and Agrium Indenture(s) (and to the execution of the Supplemental Indenture or Supplemental Indentures effecting such amendments) with respect to, the principal amount of each series of PotashCorp Notes and/or Agrium Notes indicated in the table above entitled “Description of PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given.”

SIGNATURE(S) REQUIRED

Signature(s) of Registered Holder(s) of PotashCorp Notes and/or Agrium Notes

X

Dated: , 2018

(The above lines must be signed by the registered holder(s) of PotashCorp Notes and/or Agrium Notes as the name(s) appear(s) on the PotashCorp Notes and/or Agrium Notes or on a security position listing, or by person(s) authorized to become registered holder(s) by a properly completed bond power from the registered holder(s), a copy of which must be transmitted with this Letter of Transmittal. If PotashCorp Notes and/or Agrium Notes to which this Letter of Transmittal relate are held of record by two or more joint holders, then all such holders must sign this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, then such person must set forth his or her full title below and, unless waived by Nutrien, submit evidence satisfactory to Nutrien of such person’s authority so to act.

See Instruction 4 regarding the completion of this Letter of Transmittal, printed below.)

Name:
(PLEASE PRINT OR TYPE)

Capacity:

Address:
(INCLUDE ZIP OR POSTAL CODE)

Area Code and Telephone Number:

SIGNATURE(S) GUARANTEED (IF REQUIRED)

See Instruction 4.

Certain signatures must be guaranteed by an eligible institution.

Signature(s) guaranteed by an eligible institutions:

Authorized Signature

Title

Name of Firm

(Address, Including Zip or Postal Code)

(Area Code and Telephone Number)

Date:                             , 2018

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFERS

AND CONSENT SOLICITATIONS

1.	Delivery of Letter Transmittal.

This Letter of Transmittal is to be completed by holders if either certificates are to be forwarded herewith or if tenders of PotashCorp Notes and/or Agrium Notes are to be made by book-entry transfer to the Exchange Agent’s account at DTC and instructions are not being transmitted through ATOP.

Certificates for all physically tendered PotashCorp Notes and/or Agrium Notes or a confirmation of a book-entry transfer into the Exchange Agent’s account at DTC of all PotashCorp Notes and/or Agrium Notes delivered electronically, as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or properly transmitted agent’s message, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at its address set forth herein before the expiration date of the applicable exchange offer.

Any financial institution that is a participant in DTC may electronically transmit its acceptance of the applicable exchange offer by causing DTC to transfer PotashCorp Notes and/or Agrium Notes to the Exchange Agent in accordance with DTC’s ATOP procedures for such transfer prior to the Expiration Time of such exchange offer. The Exchange Agent will make available its general participant account at DTC for the PotashCorp Notes and/or Agrium Notes for purposes of the exchange offers.

Delivery of a Letter of Transmittal to DTC will not constitute valid delivery to the Exchange Agent. No Letter of Transmittal should be sent to Nutrien, PotashCorp, Agrium, DTC or the Dealer Managers.

The method of delivery of this Letter of Transmittal and all other required documents, including delivery through DTC and any acceptance or agent’s message delivered through ATOP, is at the option and risk of the tendering holder. If delivery is by mail, registered mail with return receipt requested, properly insured is recommended. Instead of delivery by mail, it is recommended that the holder use an overnight or hand-delivery service. In all cases, sufficient time should be allowed to ensure timely delivery.

Any beneficial owner whose PotashCorp Notes and/or Agrium Notes are held by or in the name of a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such custodial entity may have deadlines earlier than the Expiration Time for such custodial entity to be advised of the action that the beneficial owner may wish for the custodial entity to take with respect to the beneficial owner’s PotashCorp Notes and/or Agrium Notes. Accordingly, such beneficial owners are urged to contact any custodial entities through which such PotashCorp Notes and/or Agrium Notes are held as soon as possible in order to learn of the applicable deadlines of such entities.

Neither Nutrien or the Exchange Agent is under any obligation to notify any tendering holder of Nutrien’s acceptance of tendered PotashCorp Notes and/or Agrium Notes prior to the expiration of the exchange offers.

2.	Delivery of Nutrien Notes.

The Nutrien Notes will be delivered only in book-entry form through DTC and only to the DTC account of the tendering holder or the tendering holder’s custodian. Accordingly, the appropriate DTC participant name and number (along with any other required account information) to permit such delivery must be provided in the table entitled “Description of the PotashCorp Notes and Agrium Notes Tendered and in Respect of Which a Consent is Given.” Failure to do so will render a tender of PotashCorp Notes and/or Agrium Notes defective and Nutrien will have the right, which it may waive, to reject such tender. Holders who anticipate tendering by a method other than through DTC are urged to promptly contact a bank, broker or other intermediary (that has the facility to hold securities custodially through DTC) to arrange for receipt of any Nutrien Notes delivered pursuant to the exchange offers and to obtain the information necessary to complete the table.

3.	Amount of Tenders.

Tenders of PotashCorp Notes and/or Agrium Notes will be accepted only in minimum principal amounts of $2,000 and integral multiples of $1,000 in excess thereof, except that tenders of 5.875% PotashCorp Senior Notes due 2036 of PotashCorp and 7.800% Agrium Senior Notes due 2027 and 7.125% Agrium Senior Notes due 2036 of Agrium will be accepted only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Book-entry transfers to the Exchange Agent should be made in the exact principal amount of PotashCorp Notes and/or Agrium Notes tendered in respect of which a consent is given.

4.	Signatures on this Letter of Transmittal, Instruments of Transfer, Guarantee of Signatures.

For purposes of this Letter of Transmittal, the term “registered holder” means an owner of record as well as any DTC participant that has PotashCorp Notes and/or Agrium Notes credited to its DTC account. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”). Signatures on this Letter of Transmittal need not be guaranteed if:

•	this Letter of Transmittal is signed by a participant in DTC whose name appears on a security position listing of DTC as the owner of the PotashCorp Notes and/or Agrium Notes and the holder(s) has/have not completed either of the boxes entitled “Special Issuance and Payment Instructions” or “Special Delivery Instructions” on this Letter of Transmittal; or

•	the PotashCorp Notes and/or Agrium Notes are tendered for the account of an eligible institution.

An eligible institution is one of the following firms or other entities identified in Rule 17Ad–15 under the Securities Exchange Act of 1934, as amended (as the terms are defined in such Rule):

•	a bank;

•	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings institution that is a participant in a Securities Transfer Association recognized program.

If the PotashCorp Notes and/or Agrium Notes are registered in the name of a person other than the signer of this Letter of Transmittal or if PotashCorp Notes and/or Agrium Notes not accepted for exchange are to be returned to a person other than the registered holder, then the signatures on this Letter of Transmittal accompanying the tendered PotashCorp Notes and/or Agrium Notes must be guaranteed by a Medallion Signature Guarantor as described above.

If any of the PotashCorp Notes and/or Agrium Notes tendered are held by two or more registered holders, all of the registered holders must sign this Letter of Transmittal.

If a number of PotashCorp Notes and/or Agrium Notes registered in different names are tendered, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of such PotashCorp Notes and/or Agrium Notes.

If this Letter of Transmittal is signed by the registered holder or holders of the PotashCorp Notes and/or Agrium Notes (which term, for the purposes described herein, shall include a participant in DTC whose name appears on a security listing as the owner of the PotashCorp Notes and/or Agrium Notes) listed and tendered hereby, no endorsements of the tendered PotashCorp Notes and/or Agrium Notes or separate written instruments of transfer or exchange are required. In any other case, if tendering PotashCorp Notes and/or Agrium Notes, the registered holder (or acting holder) must either validly endorse the PotashCorp Notes and/or Agrium Notes or transmit validly completed bond powers with this Letter of Transmittal (in either case executed exactly as the name(s) of the registered holder(s) appear(s) on the PotashCorp Notes and/or Agrium Notes, and, with respect to a participant in DTC whose name appears on a security position listing as the owner of PotashCorp Notes and/or Agrium Notes, exactly as the name of such participant appears on such security position listing), with the signature on the PotashCorp Notes and/or Agrium Notes or bond power guaranteed by a Medallion Signature Guarantor (except where the PotashCorp Notes and/or Agrium Notes are tendered for the account of an eligible institution).

If PotashCorp Notes and/or Agrium Notes are to be tendered by any person other than the person in whose name the PotashCorp Notes and/or Agrium Notes are registered, the PotashCorp Notes and/or Agrium Notes must be endorsed or accompanied by an appropriate written instrument(s) of transfer executed exactly as the name(s) of the holder(s) appear on the PotashCorp Notes and/or Agrium Notes, with the signature(s) on the PotashCorp Notes and/or Agrium Notes or instrument(s) of transfer guaranteed by a Medallion Signature Guarantor, and this Letter of Transmittal must be executed and delivered either by the holder(s), or by the tendering person pursuant to a valid proxy signed by the holder(s), which signature must, in either case, be guaranteed by a Medallion Signature Guarantor.

Nutrien will not accept any alternative, conditional, irregular or contingent tenders. By executing this Letter of Transmittal (or a facsimile thereof) or directing DTC to transmit an agent’s message, you waive any right to receive any notice of the acceptance of your PotashCorp Notes and/or Agrium Notes for exchange.

If this Letter of Transmittal or instruments of transfer are signed by trustees, executors, administrators, guardians or attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Nutrien, evidence satisfactory to Nutrien of their authority so to act must be submitted with this Letter of Transmittal.

Beneficial owners whose tendered PotashCorp Notes and/or Agrium Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such beneficial owners desire to tender such PotashCorp Notes and/or Agrium Notes.

5.	Special Issuance and Delivery Instructions.

If a check is to be issued with respect to the cash consideration for the PotashCorp Notes and/or Agrium Notes tendered hereby to a person or to an address other than as indicated in the table entitled “Description of the PotashCorp Notes and/or Agrium Notes Tendered and in Respect of Which a Consent is Given,” the signer of this Letter of Transmittal should complete the “Special Issuance and Payment Instructions” and/or “Special Delivery Instructions” boxes on this Letter of Transmittal. All PotashCorp Notes and/or Agrium Notes tendered by book-entry transfer and not accepted for exchange will otherwise be returned by crediting the account at DTC designated above for which PotashCorp Notes and/or Agrium Notes were delivered.

6.	Transfer Taxes.

Nutrien will pay all transfer taxes, if any, applicable to the transfer and sale of PotashCorp Notes and/or Agrium Notes to Nutrien and the issuance of the Nutrien Notes in the exchange offers—unless you instruct Nutrien to issue or cause to be issued Nutrien Notes, or request that PotashCorp Notes and/or Agrium Notes not tendered or accepted in the exchange offers be returned, to a person other than the tendering holder. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holders or any other persons, will be payable by the tendering holder.

If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with this Letter of Transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the PotashCorp Notes and/or Agrium Notes tendered by such holder.

7.	U.S. Federal Backup Withholding and Withholding Tax, Tax Identification Number.

Under current U.S. federal income tax law, the Exchange Agent (as payer) may be required under the backup withholding rules to withhold a portion of any payments made to certain holders (or other payees) of PotashCorp Notes and/or Agrium Notes pursuant to the exchange offers and consent solicitations. To avoid such backup withholding (currently imposed at a rate of 24%), each tendering holder of PotashCorp Notes and/or Agrium Notes that is a “United States person” for U.S. federal income tax purposes must timely provide the Exchange Agent with such holder’s correct taxpayer identification number (“TIN”) on IRS Form W-9, a copy of which is enclosed herewith (and also available from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at http://www.irs.gov), or otherwise establish a basis for exemption from backup withholding. Certain holders (including, among others, corporations) are exempt from these backup withholding requirements. Exempt holders should furnish their TIN, provide the applicable codes in the box labeled “Exemptions,” and sign, date and send the IRS Form W-9 to the Exchange Agent. If a holder is an individual who is a U.S. citizen or resident, the TIN is generally his or her social security number. If the Exchange Agent is not timely provided with the correct TIN, a penalty may be imposed by the IRS and/or payments made with respect to PotashCorp Notes and/or Agrium Notes exchanged pursuant to the exchange offers and consent solicitations may be subject to backup withholding. Failure to comply truthfully with the backup withholding requirements, if done willfully, may also result in the imposition of criminal and/or civil fines and penalties. See IRS Form W-9 for additional information.

Each tendering holder of PotashCorp Notes and/or Agrium Notes that is not a “United States person” for U.S. federal income tax purposes must timely provide the Exchange Agent with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), signed under penalties of perjury, attesting to that holder’s foreign status. The applicable IRS Form W-8 can be obtained from the IRS or from the Exchange Agent.

If backup withholding applies, the Exchange Agent is required to withhold on any payments made to the tendering holders (or other payee). Backup withholding is not an additional tax. A holder subject to the backup withholding rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability, and, if backup withholding results in an overpayment of tax, such holder may be entitled to a refund, provided the requisite information is correctly furnished to the IRS in a timely manner.

Each of Nutrien, PotashCorp and Agrium reserves the right in its sole discretion to take all necessary or appropriate measures to comply with its respective obligations regarding backup withholding.

8.	Validity of Tenders.

All questions concerning the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered PotashCorp Notes and/or Agrium Notes will be determined by Nutrien in its sole discretion, which determination will be final and binding. Nutrien reserves the absolute right to reject any and all tenders of PotashCorp Notes and/or Agrium Notes not in proper form or any PotashCorp Notes and/or Agrium Notes the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. Nutrien also reserves the absolute right to waive any defect or irregularity in tenders of PotashCorp Notes and/or Agrium Notes, whether or not similar defects or irregularities are waived in the case of other tendered securities. The interpretation of the Terms and Conditions of the exchange offers and consent solicitations (including this Letter of Transmittal and the instructions hereto) by Nutrien shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of PotashCorp Notes and/or Agrium Notes must be cured within such time as Nutrien shall determine. None of Nutrien, PotashCorp, Agrium, the Exchange Agent, the Information Agent, the Dealer Managers, the PotashCorp Trustee, the Agrium Trustees or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of PotashCorp Notes and/or Agrium Notes, nor shall any of them incur any liability for failure to give such notification.

Tenders of PotashCorp Notes and/or Agrium Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any PotashCorp Notes and/or Agrium Notes received by the Exchange Agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the holders, unless otherwise provided in this Letter of Transmittal, as soon as practicable following the expiration date of the applicable exchange offer or the withdrawal or termination of such exchange offer.

9.	Waiver of Conditions.

Nutrien reserves the absolute right to amend or waive any of the conditions to the exchange offers and consent solicitations, except the condition that the registration statement of which the Prospectus forms a part remains effective under the United States Securities Act of 1933, as amended.

10.	Withdrawal.

Tenders may be withdrawn only pursuant to the procedures and subject to the terms set forth in the Prospectus under the caption “The Exchange Offers and Consent Solicitations — Procedures for Consenting and Tendering — Withdrawal of Tenders and Revocation of Corresponding Consents.”

11.	Requests for Assistance or Additional Copies.

Questions and requests for assistance and requests for additional copies of the Prospectus or this Letter of Transmittal may be directed to the Information Agent at the address and telephone number indicated herein.

Form W-9 (Rev. November 2017) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification ▶ Go to www.irs.gov/FormW9 for instructions and the latest information.	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 3.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

4 Exemptions (codes apply only to
certain entities, not individuals; see
instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting

code (if any)

(Applies to accounts maintained outside the U.S.)

	☐ Individual/sole proprietor or single-member LLC	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the
LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐ Other (see instructions) ▶

	5 Address (number, street, and apt. or suite no.) See instructions.							Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Social security number

-	-
or

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.	Employer identification number

-

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later.

Cat. No. 10231X	Form W-9 (Rev. 11-2017)

Form W-9 (Rev. 11-2017)	Page 2

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Form W-9 (Rev. 11-2017)	Page 3

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . ..
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC

• LLC treated as a partnership for U.S. federal tax purposes,

• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or

• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

•  Generally, individuals (including sole proprietors) are not exempt from backup withholding.

•  Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

•  Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

•  Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4
[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]	However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Form W-9 (Rev. 11-2017)	Page 4

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4.	Custodialaccount of a minor (Uniform Gift to Minors Act)	The minor[2]
5.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

Form W-9 (Rev. 11-2017)	Page 5

For this type of account:		Give name and SSN of:
6.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7.	Grantortrust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:		Give name and EIN of:
8.	Disregarded entity not owned by an individual	The owner
9.	A valid trust, estate, or pension trust	Legal entity[4]
10.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12.	Partnership or multi-member LLC	The partnership
13.	A broker or registered nominee	The broker or nominee
14.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

2 Circle the minor’s name and furnish the minor’s SSN.

3 You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.

Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

In order to tender, a holder of PotashCorp Notes and/or Agrium Notes should send or deliver a properly completed and signed Letter of Transmittal and any other required documents to the Exchange Agent at its address set forth below or tender pursuant to DTC’s Automated Tender Offer Program.

The Exchange Agent for the exchange offers and the consent solicitations is:

D.F. KING & CO., INC.

By Facsimile (Eligible Institutions Only): D.F. King & Co., Inc. Attention: Andrew Beck Confirmation by Telephone: (212) 269-5552 Confirmation by Facsimile: (212) 709-3328	By Mail or Hand: 48 Wall Street, 22nd Floor New York, New York 10005 Attention: Andrew Beck

Any questions or requests for assistance may be directed to the Dealer Managers at the addresses and telephone numbers set forth below. Requests for additional copies of the Prospectus and this Letter of Transmittal may be directed to the Information Agent. Beneficial owners may also contact their custodian for assistance concerning the exchange offers and the consent solicitations.

The Information Agent for the exchange offers and the consent solicitations is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Andrew Beck

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (866) 745-0270

Email: ntr@dfking.com

The Dealer Managers for the exchange offers and the consent solicitations are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843